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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                     --------------------------------------

                                    Form 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                    For the quarter ended December 31, 1999

                     --------------------------------------

                          WSi INTERACTIVE CORPORATION

                       1200 West Pender Street, Suite 200
                            Vancouver, B.C., Canada
                                    V6E 2S9
                                 (604) 681-4911
                    (Address of principal executive offices)

                     --------------------------------------

    [indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

                   Form 20-F  __                Form 40-F __

          [indicate by check mark whether the registrant by furnishing information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the
                        Securities Exchange Act of 1934]

                          Yes  __                No __

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                                     FORM 61

                                QUARTERLY REPORT


INCORPORATED AS PART OF:            SCHEDULE A
                             X      SCHEDULE B & C


ISSUER DETAILS:

NAME OF ISSUER                            WSi INTERACTIVE CORP.

ISSUER ADDRESS                            SUITE 200 - 1200 WEST PENDER STREET,
                                          VANCOUVER, B.C.,  V6E 2S9

ISSUER TELEPHONE NUMBER                   (604) 681-4911

CONTACT PERSON                            THEO SANIDAS

CONTACT'S POSITION                        PRESIDENT

CONTACT TELEPHONE NUMBER                  (604) 681-4911

FOR QUARTER ENDED                         DECEMBER 31, 1999

DATE OF REPORT                            FEBRUARY 1, 2000


                                   CERTIFICATE

THE SCHEDULES(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.



/s/ THEO SANIDAS                                   00/02/01
-------------------------------------------        -----------------------------
NAME OF DIRECTOR                SIGN (TYPED)       DATE SIGNED (YY/MM/DD)


/s/ WALTER MAUGHAN                                 00/02/01
-------------------------------------------        -----------------------------
NAME OF DIRECTOR                SIGN (TYPED)       DATE SIGNED (YY/MM/DD)

WSI INTERACTIVE CORPORATION
QUARTERLY REPORT TO DECEMBER 31, 1999
SCHEDULE B: SUPPLEMENTARY INFORMATION


1.  SIX MONTHS TO DECEMBER 31, 1999
--------------------------------------------------------------------------------
Breakdown of cost of sales:

        Labour               $ 437,543
        Lists                  142,148
        Mailing                 59,491
        Printing                50,388
        Other                   66,655
                             ---------
        Total                $ 756,225
                             =========

Related party transactions:
        Legal fees of $93,461 were paid to a director of the Company. Fees of $78,000 were paid to a director of the Company


2.  QUARTER ENDED DECEMBER 31, 1999
--------------------------------------------------------------------------------
(a)     Securities issued during the quarter:

    COMMON SHARES

        TYPE OF ISSUE           NUMBER OF     PRICE       TOTAL         TYPE OF      COMMISSION
                                 SHARES                  PROCEEDS    CONSIDERATION      PAID
Conversion of Special            5,250,000      $0.40    $1,996,930      Cash           $103,070
Warrants
Exercise of Warrants               333,334      $0.17       $56,666      Cash                 $0
Performance Shares               3,000,000      $0.01       $30,000      Cash                 $0
Private Placement                1,250,000      $0.40      $500,000      Cash                 $0
Finders Fee                         50,000      $0.00            $0       N/A                 $0
Option Exercise                                 $0.35                    Cash                 $0
                                   200,000                   70,000
                                ----------               ----------
Total                           10,083,334               $2,653,596
                                ==========               ==========


     WARRANTS

  TYPE OF ISSUE         NUMBER OF       PRICE         POTENTIAL      TYPE OF         COMMISSION
                          SHARES                      PROCEEDS    CONSIDERATION          PAID
Special Warrants        5,250,000          $1.00      $5,250,000      Cash                 $0
Private Placement       1,250,000    $0.40 Yr. 1        $500,000
                        ---------
                                     $0.46 Yr. 2     to $575,000      Cash                 $0
                        6,500,000

(b)     Options granted during the quarter:

      NUMBER OF     EXERCISE      EXPIRY DATE
        SHARES       PRICE

        360,000      $0.35      November 8, 2004
        395,000      $0.52      December 21, 2004
        -------
        755,000

3.  AS AT DECEMBER 31, 1999
--------------------------------------------------------------------------------
(a)   Share capital:
         Authorized:        100,000,000
         Issued:             41,286,781

(b)
   Summary of options outstanding:

     NUMBER OF      EXERCISE       EXPIRY DATE
       SHARES         PRICE
      2,700,000      $0.35        July 30, 2004
        360,000      $0.35     November 8, 2004
      2,740,000      $0.50        July 12, 2004
        395,000      $0.52    December 21, 2004
      ---------
      6,195,000
      =========


   Summary of warrants outstanding:

     NUMBER OF      EXERCISE       EXPIRY DATE
       SHARES         PRICE
        167,000      $0.17        June 18, 2000
      5,250,000      $1.00        June 30 ,2000
      1,250,000      $0.40    November 26, 2000
      ---------
                  or $0.46    November 26, 2001
      6,667,000
      =========

(c) Escrow shares: 3,112,500 subject to release only by regulatory approval.

(d) List of directors:

        Theo Sanidas
        James L. Harris
        Walter Maughan
        Randy Buchamer
        Mike Donald

WSI INTERACTIVE CORPORATION
QUARTERLY REPORT TO DECEMBER 31, 1999
SCHEDULE C: MANAGEMENT DISCUSSION


Revenue of $2,086,111 for the quarter exceeded the company's target of $1.1 million by 89%

Year to date revenue of $2.9 million compares favorably to the YTD plan of $2.15 million

During the second quarter WSi continued to focus its investment on the development of proprietary Internet businesses. Several key staff positions were filled in the technology area and significant investment has been made in software and hardware. Assets grew from $2.3 million to a value of $3.9 million

Michael Donald, co-founder of Homegrocer.com was appointed to WSi's board and a decision was made in December to hire John York as Chief Financial Officer. John joined the company in late December.

Enhancements were made to several of WSi's proprietary Internet businesses and significant improvements were made to content. As examples, daily newsletter content was added to Stocksecrets.com and enrichments were made to the Yourwinestore database.

Pursuing its strategy of building its position as an incubator, the company took a 25% ownership position in Restauranthelp.com for $250,000 US in consideration of research and development services that have been provided by WSi.

A priority during the period was the development of Targetpacks.com. WSi considers Targetpacks to be of significant strategic importance to its overall plan as it serves to manage and market all of the opt-in e-mail databases of WSi's proprietary businesses and realize this important revenue source. Targetpacks also manages the databases of other dot-com companies.

To give Targetpacks a competitive edge over its competition, WSi sought and acquired the license and source code for software that will facilitate the delivery of multi-media e-mail through Targetpacks opt-in lists. WSi acquired the license for software, which it is advised was developed at a cost of $6 million, for $1 million US in payment for marketing services rendered to the software developer.

Increasing revenue from Stocksecrets.com, Yourwinestore.com, Healthcreator.com, Targetpacks.com and steady revenue from WSi's direct marketing and web services divisions, means that WSi is trending well toward its current fiscal year goal of $6 million in revenue

Subsequent to December 31, 1999 the company received $1,082,498 into its treasury and issued 1,538,166 shares in the exercise of outstanding warrants and options.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         WSi INTERACTIVE CORPORATION

Date: February 1, 2000                   By        /s/ JAMES L. HARRIS
                                            ------------------------------------
                                            Name: James L. Harris
                                            Title: Secretary